Baron Nahmias, Inc.

Financial Statements

December 31, 2018 and 2017



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

BARON NAHMIAS, INC.

Table of Contents



REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Baron Nahmias, Inc.
Yonkers, New York

We have reviewed the accompanying financial statements of Baron Nahmias, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

March 26, 2019
Glen Allen, Virginia

> **Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

BARON NAHMIAS, INC.

Balance Sheets
December 31, 2018 and 2017

Assets	2018	2017
Current assets:		
Cash	$ 9,584	$ 572
Accounts receivable	1,289	2,750
Inventory	28,402	33,118
Total current assets	39,275	36,440
Other assets	3,718	3,718
Property and equipment - net	968	9,836
Total assets	$ 43,961	$ 49,994
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Line of credit	$ 8,119	$ 6,000
Notes payable - current portion	16,009	18,128
Accounts payable	4,000	7,500
Accrued expenses	44,781	25,173
Total current liabilities	72,909	56,801
Long-term liabilities:		
Notes payable - net of current portion	16,342	33,524
Advances from related parties	1,034,584	1,007,901
Total long-term liabilities	1,050,926	1,041,425
Total liabilities	1,123,835	1,098,226
Stockholders' equity (deficit):		
Common stock at $1 par value; 200 shares authorized; 200 shares issued and outstanding in 2018 and 2017	200	200
Additional paid-in capital	300,000	300,000
Accumulated deficit	(1,380,074)	(1,348,432)
Total stockholders' deficit	(1,079,874)	(1,048,232)
Total liabilities and stockholders' deficit	$ 43,961	$ 49,994

See report of independent accountants and accompanying notes to financial statements.

BARON NAHMIAS, INC.

Statements of Operations
Years Ended December 31, 2018 and 2017

	2018	2017
Sales	$ 170,494	$ 142,985
Cost of sales	30,897	76,292
Gross profit	139,597	66,693
Operating expenses:		
Selling, general, and administrative expenses	87,438	39,369
Facility expenses	65,204	44,548
Depreciation	8,868	16,928
Total operating expenses	161,510	100,845
Operating loss	(21,913)	(34,152)
Other expense:		
Interest expense	9,729	6,307
Net loss	$ (31,642)	$ (40,459)

See report of independent accountants and accompanying notes to financial statements.

BARON NAHMIAS, INC.

Statements of Changes in Stockholders' Equity (Deficit)
Years Ended December 31, 2018 and 2017

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Stockholders' equity (deficit), January 1, 2017	$ 200	$ 300,000	$ (1,307,973)	$ (1,007,773)
Net loss	-	-	(40,459)	(40,459)
Stockholders' equity (deficit), December 31, 2017	200	300,000	(1,348,432)	(1,048,232)
Net loss	-	-	(31,642)	(31,642)
Stockholders' equity (deficit), December 31, 2018	$ 200	$ 300,000	$ (1,380,074)	$ (1,079,874)

See report of independent accountants and accompanying notes to financial statements.

BARON NAHMIAS, INC.

Statements of Cash Flows
Years Ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:		
Net loss	$ (31,642)	$ (40,459)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	8,868	16,928
Change in operating assets and liabilities:		
Accounts receivable	1,461	(938)
Inventory	4,716	(28,842)
Accounts payable	(3,500)	(6,697)
Accrued expenses	19,608	20,143
Net cash used in operating activities	(489)	(39,865)
Cash flows from financing activities:		
Proceeds from (payments on) line of credit, net	2,119	(918)
Payments on notes payable, net	(19,301)	(33,906)
Advances received from related parties	26,683	73,405
Net cash provided by financing activities	9,501	38,581
Net change in cash	9,012	(1,284)
Cash, beginning of year	572	1,856
Cash, end of year	$ 9,584	$ 572
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 9,729	$ 6,307

See report of independent accountants and accompanying notes to financial statements.

BARON NAHMIAS, INC.

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: Baron Nahmias, Inc. (the "Company"), was founded in 2012 and operates a distillery out of Yonkers, New York, specializing in whiskey and mahia.

Management's Plans: The Company's strategic plan for 2019 and beyond is focused on revenue growth and achieving profitability. These objectives will be attained by implementing a focused and strategic sales and marketing plan for its products improving production efficiencies and continuing efforts to lower cost of goods sold. The Company believes that by raising capital contributions, it will enable it to effectively execute these goals.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: Accounts receivable is stated at the amount the Company expects to collect from balances outstanding at year-end. The Company uses the allowance method under generally accepted accounting principles for recording bad debts. As of December 31, 2018 and 2017, management did not deem an allowance for uncollectable accounts to be necessary.

Inventory: Inventory consists of whiskey and mahia and the associated materials that go into producing it. Inventory is valued at the lower of cost or market on the first-in, first-out basis. The Company evaluates inventory levels and expected usage on a periodic basis and records a valuation allowance as considered necessary. No valuation allowance was considered necessary at December 31, 2018 and 2017.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using various accelerated depreciation methods based upon the estimated useful lives of related assets, which is five to fifteen years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Revenue Recognition: Revenues from product sales are recognized when title and risk of loss pass to the customer, which is generally upon shipment for items sold through retail markets.

1. **Summary of Significant Accounting Policies, Continued:**

   Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $3,730 for 2018 and $824 for 2017.

   Income Taxes and Uncertainties: The Company, with the consent of its stockholders, has elected for federal income tax purposes to be an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income or loss. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

   Management has evaluated the Company's income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2018 or 2017. The Company is not currently under audit by any tax jurisdiction.

   Recent Accounting Pronouncements:

   Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

   Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

   Subsequent Events: Management has evaluated subsequent events through March 26, 2019, the date the financial statements were available for issuance, and has determined that except as disclosed below, no additional disclosures are necessary.

   Effective January 1, 2019, the Company has elected to revoke its S-Corp status and transition to a C-Corp.

2. **Inventory:**

Inventory consisted of the following at December 31:

	2018	2017
Raw materials and packaging	$ -	$ 14,917
Whiskey and mahia in barrels	19,152	18,201
Whiskey and mahia in bottles	9,250	-
	$ 28,402	$ 33,118

3. **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2018	2017
Machinery and equipment	$ 1,700	$ 1,700
Furniture and fixtures	188,888	188,888
	190,588	190,588
Less - accumulated depreciation	189,620	180,752
	$ 968	$ 9,836

Depreciation expense was $8,868 for 2018 and $16,928 for 2017.

4. **Line of Credit:**

The Company has a line of credit with a financial institution providing maximum borrowings of $8,700 through September 2018 and $9,500 through June 2019. The line bore interest at 27.87% per annum on the outstanding balance through September 2018 and bears interest at 28.11% per annum on outstanding borrowings through June 2019. The balance is to be paid in full on or before the note matures in June 2019. The balance of the line of credit was $8,119 at December 31, 2018 and $6,000 at December 31, 2017.

5. **Notes Payable:**

The Company had a note payable outstanding with a financial institution for the principal amount of $5,000. The note did not bear interest and required monthly payments of $208. The balance of the note at December 31, 2017 was $2,163. The note was paid in full in 2018.

5.   Notes Payable, Continued:

The Company refinanced a loan with a financial institution in September 2017 with a principal amount of $46,331.   The note bears interest at the prime rate plus 4.5% (effectively 10% at December 31, 2018 and 9% at December 31, 2017) with minimum monthly payments of $1,287. The principal balance is to be paid in full on or before the note matures in October 2020. The balance of the note was $28,314 at December 31, 2018 and $43,757 at December 31, 2017. The note is secured by substantially all assets of the Company.

The Company entered into a note payable with a financial institution in August 2017 for the principal amount of $4,900 and in November 2018 for the principal amount of $5,600. The loans mature in February 2019 and May 2020, respectively. The loans are repaid daily at a repayment rate of 14% of receivables generated by the Company. The loans call for minimum payments of 1/18th of the initial loan balance for each 60 day period from the origination of the loan.   The balance of the note was $4,037 and $5,732 as of December 31, 2018 and 2017, respectively.

Future minimum payments on existing debt for future years ending after December 31, 2018 is as follows:

Year	Amount
2019	$ 16,009
2020	16,342
	$ 32,351

6.   Advances – Related Parties:

The Company has obtained working capital advances from related parties to help fund operations from inception of the business. The Company received advances totaling $26,683 during 2018 and $73,405 during 2017. The advances do not bear interest and no repayments are currently due. The total amounts outstanding were $1,034,584 and $1,007,901 at December 31, 2018 and 2017, respectively. Repayments of the advances are expected as the Company begins generating positive cash flows from operations.

7.   Leases:

The Company entered into a non-cancelable operating lease agreement on January 11, 2011 for its distillery location. The original term of the lease was through January 2016 with five one-year term renewal options. Monthly rent expense ranged from $1,915 to $2,033 for 2017 and 2018. Total rent expense was $24,385 for 2018 and $28,118 for 2017. The lease called for a deposit totaling $3,718, included in other assets on the accompanying balance sheets.   The lease was extended through January 31, 2020. Future minimum lease payments through January 31, 2020 are $27,161.